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                     ("SHEARMAN & STERLING LLP LETTERHEAD")

Writer's Email Address:                                        December 18, 2006
alan.seem@shearman.com

Writer's Direct Number:
(8610) 5922-8002

VIA FACSIMILE & HAND DELIVERY


Messrs. Jay Mumford and Perry Hindin
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


RE:   SOLARFUN POWER HOLDINGS CO., LTD.
      REGISTRATION STATEMENT ON FORM F-1
      FILED ON DECEMBER 11, 2006
      FILE NO. 333-139258

Dear Messrs. Mumford and Hindin:

     Solarfun Power Holdings Co., Ltd. (the "Company") has requested us to respond to the Staff's comment letter, dated December 18, 2006, relating to the Company's registration statement on Form F-1 publicly filed on December 11, 2006 (the "Registration Statement") File No. 333-139258. In addition, the Company is publicly filing today Amendment No. 1 to the Registration Statement, which consists primarily of a revised Exhibit 4.2 (specimen ordinary share certificate) and Exhibit 5.1 (Cayman Islands counsel opinion). The revised pages of Amendment No. 1 to the Registration Statement (including the revised exhibits) are attached hereto as Annex A for the Staff's reference.
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                                                               December 18, 2006
Page 2

     The Company's responses to the Staff's comments are set forth below. The numbered paragraphs below correspond to the numbered paragraphs of the Staff's comment letter, which have been retyped herein in bold for your ease of reference.


EXHIBIT 5.1

1. WE NOTE YOU RESPONSE TO COMMENT 12; HOWEVER, PARAGRAPH (III) AND THE FOLLOWING LANGUAGE FROM THE NEXT PARAGRAPH, "... AND WE HAVE ASSUMED THAT THERE IS NOTHING UNDER ANY OTHER LAW THAT WOULD AFFECT OR VARY THE FOLLOWING OPINIONS" IMPLIES THAT YOU HAVE NOT YET FILED AN OPINION THAT ADDRESSES ALL LEGAL ISSUES UNDERLYING THE QUESTION OF WHETHER THE SHARES BEING OFFERED ARE LEGALLY ISSUED, FULLY PAID AND NON-ASSESSABLE. PLEASE FILE AN OPINION FROM APPROPRIATE COUNSEL THAT ADDRESSES THE LEGAL QUESTIONS CARVED OUT BY THIS LANGUAGE.

     The language cited by the Staff in the comment above has been deleted from
     Exhibit 5.1, as requested. See the revised Exhibit 5.1 being filed on the date hereof as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1. See also Annex A hereto.

2. WE NOTE YOUR RESPONSE TO COMMENT 13. AT WHAT POINT IN TIME IS THE ENTRY MADE? CAN IT BE MADE BEFORE EFFECTIVENESS OF THE REGISTRATION STATEMENT? IF SO, PLEASE DO SO AND DELETE THE CONDITION IN THE LEGALITY OPINION.

     Maples and Calder can only update the register of members to show the Ordinary Shares have been issued on December 26, 2006 (the Closing Date). This is because the commercially agreed terms of this transaction are that the Ordinary Shares are being issued as fully-paid and non-assessable, which means that the subscribers for the Ordinary Shares are only entitled to those shares if the Company has first been paid the issue price for the Ordinary Shares in full.

     Cayman Islands law requires the Company to maintain a register of members containing (amongst other things) the names and addresses of each shareholder and the date on which the name of any person was entered on (or removed from) such register. Cayman Islands law also permits a person whose name is, without sufficient cause, entered in or omitted from such register, to apply to a Cayman Islands court to apply for that register to be rectified. The Cayman Islands court has power, if satisfied of the justice of the particular case, to compel the Company to pay all of the costs of and any damages to, a party who has suffered loss as a result of any improper entry or omission of entry in a company's register of members.

     A subscriber for shares is only entitled to have his/her name entered on a register of members if he/she has performed his/her side of the bargain and done all things agreed
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                                                               December 18, 2006
Page 3

     with a company in respect of a share issue. On this particular transaction, that means payment in full in advance on the date that has been agreed as the date of Closing - i.e., December 26, 2006.

     A Cayman Islands company may issue shares as partly-paid or as nil-paid, in which case the person who subscribed for such shares on such terms is entitled to have his/her name entered on the register as the legal owner of such shares; in such circumstances however, the registered holder of the shares remains liable to the Company to pay to the Company from time to time, amounts that remain unpaid in respect of such shares.

     It has not been agreed in this transaction that the Ordinary Shares are to be issued as partly-paid or as nil-paid however, and so it would not be permissible to enter a person's name on the Company's register of members as the owner of shares if payment for the Ordinary Shares had only been made in part.

     On December 26, 2006, when the Company confirms that it has received payment in full for the Ordinary Shares, Maples and Calder will be authorized by the Company to update the Company' register of members to show that these Ordinary Shares have been issued.

                                     * * * *

     If you have any questions regarding this submission, you may reach me by telephone at my office in Beijing, China at (8610) 5922-8002 or on my cell phone at (86) 1391-012-7951.



                                                                Sincerely yours,

                                                                /s/ Alan Seem




Annex A - Revised pages from Amendment No. 1 to the Registration Statement cc:  Yonghua Lu -- Chairman and Chief Executive Officer
     Hanfei Wang -- Chief Operating Officer
     Kevin C. Wei -- Chief Financial Officer
     Min Cao -- Vice President
       Solarfun Power Holdings Co., Ltd.

     William Y. Chua
       Sullivan & Cromwell LLP